Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Procter & Gamble Company

Commission File No: 001-00434

The following is a transcript of an investor conference call and Web cast hosted by Diamond Foods, Inc. on September 15, 2011.

DIAMOND FOODS, INC.

Moderator: Linda Segre

September 15, 2011

3:30 pm CT

Operator: Good afternoon. My name is Dana and I’ll be your conference operator today. Today’s call is being recorded. At this time, I would like to welcome everyone to Diamond Foods fiscal 2011 fourth quarter and full year results conference call.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star 1 on your telephone keypad.

In order to accommodate all analysts on the phone, please limit yourself to one to two questions and then get back into the queue if you wish to ask another question.

At this time, I would like to turn the conference over to Ms. Linda Segre, Senior Vice President Corporate Strategy.

Linda Segre: Thank you, Dana and good afternoon everyone. Welcome to the Diamond Foods investor conference call and Web cast to review our fiscal 2011 fourth quarter and full year financial results for the period ended July 31.

Before we get started, let’s cover a few housekeeping items.

A printed copy of our prepared remarks will be available on our Web site, diamondfoods.com under the section titled “Investor Relations” followed by “Earnings Releases” within 1 hour after the call’s conclusion.

We’ve arranged for a taped replay of this call to be available via telephone beginning about two hours after the call’s conclusion until 7:30 pm Eastern Time on September 22, 2011. Please refer to our press release for the dial-in numbers. In addition, this call is being Web cast live and a replay will be available on the Web site.

During the course of today’s call, we will make forward-looking statements as defined by the Private Securities litigation Reform Act of 1995 including projections of our results. Since actual results may differ materially from these projections, please review our risk factors in our SEC filings.

Our forward-looking statements are based on factors that are subject to change and speak only as of the date they are given. We do not undertake to update forward-looking statements.

Since we incurred integration and acquisition-related costs this quarter associated with Kettle Foods acquisition and announced Pringles merger, we will focus our prepared remarks on non-GAAP results. A reconciliation to GAAP be found in the press release.

Now, I’d like to turn the call over to Michael Mendes, our Chairman, President and Chief Executive Officer.

Michael Mendes: Thanks Linda. Good afternoon everyone and thank you for joining us. Andrew Burke, our Chief Marketing Officer and Steve Neil, our Chief Financial and Administrative Officer, will join me as we review our prepared remarks.

Today, we are pleased to report that we had a very strong finish to our fiscal year. For the fourth quarter sales increased 32% and earnings were up 58% as compared to the same periods last year. For the full year, Diamond total sales increased 42% to $966 million. Earnings were up 61% which resulted in fully diluted earnings per share of $2.61 — an increase of 37% over last year.

The company drove 16% organic growth in our snack business in the first full period of reporting comparable results since we acquired Kettle foods. Each of our snack brands is growing faster than the category and gaining share through expanded distribution, increasing sales velocity and strong performance of new items.

We continue to benefit from operating leverage as a result of increased scale which allows us to continue to invest in our brands.

The company produced a strong improvement in operating cash flow for the year, with EBITDA up 72% to $146 million. In turn, this enabled us to fund capacity expansion for Kettle and automation of Emerald’s packaging lines while reducing outstanding debt.

Based on these results and our projected tax rate, we are raising our fiscal 2012 guidance assuming the Pringle transaction closes in the first half of December. We are now projecting net sales of $1.85 billion to $1.95 billion and EPS of $3.05 to $3.15 per share.

As it relates to the Pringles acquisition, we now have most of our top global management group in place. As we work collectively on the integration, we’re pleased with the talent and experience of the Pringles team, and the potential of our new combined organization.

Our go to market planning is on track but we will utilize the direct sales force in some markets, and distributor partners in others. Supply chain and IT work is progressing as well and will be supported by a transition services agreement for up to a year.

Now I’ll turn the call over to Andrew Burke.

Andrew Burke: Thanks Michael.

All of our brands performed very well this past quarter. This performance is driven by our ability to leverage our increased scale in snack, a robust innovation pipeline and continued investment in advertising to build our brands and grow the categories in which we compete.

In measured channels Emerald grew 32% in the 12 week period ending August 6th, while the category was up 5% gaining 210 basis points of share to a 10.2% level. Emerald now has the top-selling almond, mixed nuts and whole cashew sales dollar items, despite those items being scanned in less than 80% of grocery ACV. Pop Secret retail sales grew 11% in the 12 week period ending August 6th across the food, drug and mass channels, gaining 290 basis points to achieve almost a 28% market share of their microwave popcorn category.

We have also made significant inroads with both Emerald and Pop Secret in non-measured outlets, primarily in the Mass channel. This should enable continued growth into fiscal 2012 as we fully realize the benefits of these distribution gains.

For Kettle U.S. as we await the arrival of new capacity in the back half of fiscal 2012, our focus has been in two areas: First, expanding our small bag penetration across both the convenience channel as well as deli sections of supermarkets. In the convenience channel over the last year, our Kettle business grew 37%.

The second area of focus for Kettle U.S. is positioning. We are planning to launch the brand’s first ever national campaign this fall. This multimedia campaign is anchored by television but also includes national print, digital and in-store elements. The core idea for the campaign comes out of the consumer insight that people who have discovered Kettle Brand chips don’t just like them, they love them. We expect our total advertising investment to be heavily front loaded in the first quarter and up in the first half of the year by 20% to 25% over the same period last year.

Kettle U.K. also performed very well in the most recent 12 week period. The brand was up 8%, achieving a 4.4% market share of the total crisp and snack category. Multipack and rich crisp sales contributed significantly to the growth during the period.

Let may take a few minutes to describe how we are leveraging our brands outside of their traditional occasions and categories. Emerald Breakfast on the go! continues to be our most successful product launch since the introduction of the brand in 2004. The convenient breakfast category is 45% larger than the snack nut category and a great opportunity for us to expand Emerald into the incremental breakfast occasion. We launched our national consumer support in April and have now secured almost 75% ACV distribution in U.S. Grocery stores. We continue to support this business with advertising and are introducing two new flavors this Fall as well as an oatmeal sub line in January 2012. Our success in this introduction comes as a direct result of the investment we make in creating robust, vibrant brand propositions that can transfer across segments and categories.

The pending addition of Pringles to our snack portfolio offers several opportunities for us in retail sales and execution. Pringles approximately doubles our snack sales in North America, which increases our scale and importance in the category. This new scale should allow us to create more impactful programs for our retail partners leading to a higher level of display for all of our snack brands. Gaining more off shelf display is critical in the snack category as we typically exceed 300% to 400% lifts in sales when we combine off-shelf display with a customer feature. Our results are best in their class and a significant leverage point for us.

Now let me turn it over to Steve who will take us through our financial performance.

Steve Neil: Thanks Andrew and good afternoon everyone. Please note that our earnings press release and 10K were both filed today.

The fourth quarter was another very strong quarter for Diamond Foods as was the full fiscal year. Today I want to focus on a few highlights and then comment on our guidance.

As Michael mentioned, Q4 sales reflected organic growth since we completed the Kettle acquisition in Q3 of last year. Total sales grew 32%, led by snack sales, which grew 16%, and nonretail sales, which as noted last quarter, reflects strong second half shipment as a result of the composition of the 2010 Walnut crop. For the year, total sales of $966 million grew 42% primarily as a result of snack sales growth of 72%. Snack sales in 2011 reflect a full year of Kettle compared to 4 months last year, and as noted, strong performance from our Emerald and Pop Secret brands.

Currency accounted for 1% of sales growth in Q4 while having a nominal impact for the year.

Gross margin as reported in the quarter was 24.5%, and was 26.0% for the full year. Our gross margin in the fourth quarter was impacted by a significantly higher percentage of lower margin non-retail sales. But it is also important to note that fourth quarter margin for our Kettle business will generally be the lowest margin quarter. This is because during the fourth quarter we transitioned between crop years, and as we move from potatoes out of storage to the new crop, we often have to source potatoes from a much greater distance. With it potatoes being 80% water, this results in meaningful freight cost increases.

As we discussed last quarter, we increased price on certain items in our retail portfolio in the latter part of the fourth quarter where input costs exceeded our operating efficiencies.

Our investment in advertising increased 45% this quarter compared to the fourth quarter last year, reflecting the continuing support of our retail brands, especially the launch of Breakfast on the go! For the year, total advertising expense increased $11.5 million to $44.4 million or 35%. This increase reflects the investment in all our retail brands, especially our full year support of Kettle and the launch of Breakfast on the go!.

SG&A expense was 11% of sales in Q4 compared to 11.5% in Q4 last year, and was 10% for the fiscal year compared to 9.4% last year, in line with our expectation.

Our effective tax rate on a non-GAAP basis was 31.3% for the year, slightly below our expectations, reflecting favorable income mix with our tax jurisdictions. For the quarter, the effective tax rate on the non-GAAP basis was 23.6%. Our GAAP effective tax rate for the year was 27.4%, and reflects a discreet benefit associated with a 2% UK rate reduction announced in July.

Overall our non-GAAP EPS, excluding integration and transaction costs, was 52 cent for the quarter, with approximately 5 cents generated by the lower than projected effective tax rate. This year’s EPS is an increase of 53% over the fourth quarter last year. For the full-year, non-GAAP

EPS was $2.61, per share with 6 cents generated by the lower than projected effective tax rate. For the full-year EPS was up 37% over last year.

We realized strong EBITDA growth for the year, generating $146 million compared to $85 million during the prior year. Our EBITDA margin increased 270 basis points over last year to 15%. Capital expenditures for the year were $28 million, slightly below our estimates. Our UK and Beloit expansions remain on schedule for completion in the fall of this year and the spring of 2012 respectively.

We finished the year with strong balance sheet. Net debt declined to $37 million from Q3 and $38 million versus a year ago as Q4 is our strongest cash generation period. Our net leverage ratio was 3.5 at quarter end .

Now I’d like to comment on 2012 guidance.

In first half of the fiscal year, for Diamond standalone, we expect total sales of between $540 million and $560 million, growth of 6- 10% over last year and snack sales of $300 million to $315 million, a 10 -16% increase over last year.

We expect commodities to remain around their current levels through the holidays. We continue to manage commodity fluctuations with operating efficiencies and price increases if we need them. With this in mind we expect first half gross margin to be in the range of 25.5 - 26.5%.

As we mentioned, advertising investment will be heavy in the first half with both production and media costs being incurred in Q1 for the new Kettle creative, and associated incremental media spend Q2. Thus, we expect ad spend will be up about 20 - 25% over the first half of last year.

Overall for the first half of the year, we anticipate Diamond will generate between $1.65 and $1.75 per share in non-GAAP EPS. Similar to last year, we expect to deliver proportionately more of the earnings in the second quarter due to the mild spring and summer and therefore late tree nut crop as well as our expectation for heavier investment in advertising in Q1. Reflected in this guidance is an expectation that we will continue to seek a lower tax rate on our base business and have assumed an approximate tax rate of 30% for the first half of the year.

For the full year, assuming the Pringles transaction closes in the first half of December, we anticipate total sales of between $1.85 billion and $1.95 billion and a combined operating margin of 11.5 - 12% excluding integration and transaction costs.

We expect our combined tax rate for the year will be between 27% and 30%, reflecting a somewhat more favorable mix of tax jurisdictions compared with current operations.

At this stage of the transaction, we are increasing our EPS guidance for the combined company to $3.05 to $3.15 per share from $3 to $3.10 per share previously. This updated guidance represents growth of 17% to 21% over 2011 and reflects the issuance of 29.1 million shares at the close of the transaction, higher financing costs and the impact from purchase accounting. Our EBITDA guidance for the year is $300 million to $310 million.

With regard to capital expenditures, we will complete our Kettle expansion initiatives and do expect to add capacity and IT infrastructure to support the Pringles business and as an result, expect the CAPEX in fiscal 2012 will be in the range of $75 - $85 million.

At this time we will conclude our formal comments and open the call for questions.

Operator: Thank you. I’d like to remind everyone in order to ask a question please press star 1 on your telephone keypad. If at any time you would like to be removed, press star 2. We will pause for just a moment to compile the Q&A roster. This is a reminder to please limit your questions in order to accommodate all analysts on the conference call.

And we’ll take our first question from Heather Jones with BB&T Capital Markets.

Heather Jones: Good evening.

Michael Mendes: Hello Heather.

Heather Jones: Hi. Good quarter.

Michael Mendes: Thank you.

Heather Jones: Quick question just clarification. What was your snack sales guidance for 2012?

Steve Neil: We gave snack sales estimates of $300 to $315 for the first half of the year. So that was the guidance that we gave for the stand alone business.

Heather Jones: Okay and going back to your guidance you talked about thinking - assuming commodities would stay about in this range, but going specifically to the nut cost, walnut exports seem to have slowed recently. They were up in July but not as much as they had been and then I think they were down in August and so I just wondered if you could speak to that? Is there a chance that we could actually see some cost abatement there or is that me getting ahead of myself?

Michael Mendes: Heather it’s a bit early. The state estimate just was announced last week which has called for the crop to come out about 4% smaller than last year. But it will be the second largest crop in history.

The crop harvest is going to be very late which is an issue because that reduces the amount of the fall season in which to market the crop, and the currency versus last year is different as the dollar is a bit stronger.

It’s a little too early to make any judgments so we’ll be watching that market closely and we’ll try to get more color next quarter on that.

Heather Jones: Okay, thank you very much.

Michael Mendes: Thank you.

Operator: And we’ll go next to Bill Chappell with SunTrust.

Bill Chappell: Good afternoon.

Michael Mendes: Hello Bill.

Bill Chappell: Can you provide a bit more color on the advertising and the timing of the advertising? And when I say that, it seems as you said very front end loaded which doesn’t imply a repeat Super Bowl ad. But it also doesn’t correspond with the normal kind of reset at retail for Kettle or Emerald or what have you.

Does that mean that you’re getting a lot of the shelf space or you’ve gotten some recent shelf space gains where you feel comfortable enough and have the capacity enough to really push behind that?

Michael Mendes: Yes, Bill, let me take that. So we have been really studying the Kettle brand trying to understand the best way to position the brand with our consumers, particularly in the United States where we’re looking to support with national television and we’re in the process of creating new television commercials which will be airing in the first half supporting the Kettle brand nationally.

Part of what’s enabling us to do this is that our distribution is improving in the mass and drug channel which is more national in its distribution.

We’re also making a lot of progress on the C store front. And we’re also in a few select regions moving from the natural aisle to the mainstream snack aisle and so we think this is going to be a good distribution background for our national consumer support and we feel the timing’s right and we have the right creative and strategy behind it.

Bill Chappell: So anyway you can quantify that with new distribution wins or ACV or market share or something - or is it something we will see more of in the next three, four months?

Michael Mendes: We prefer to give color on distribution after we actually achieve it to not be too speculative because things can happen to retailers that’s not in our control, but I would just say we are having some expansion of distribution with a few key regional traditional grocers and then we’re having more distribution in drug and C-store in particular.

Bill Chappell: Great thanks.

Michael Mendes: Okay.

Operator: And we’ll go next to Tim Ramey with DA Davidson.

Tim Ramey: Thanks so much and congratulations again on an awesome year and quarter. As we think about this, how this crop comes in we have had really excellent weather on the West Coast in the past weeks and after a difficult start as you mentioned. What does that tend to mean or what are your thoughts on quality of the 2011 crop?

Michael Mendes: Tim I’ll take a cut at that. I would say that on the tree nuts out of the West Coast, I’ll focus a little more on walnuts as an item that we have a larger position on.

I think we’re going to see larger size from the estimate in our own initial view. And I think we will also see perhaps a little better color, but what’s difficult to assess in terms of total crop size as the bearing acreage that’s used in the estimate this year is the same bearing acreage that is used in the crop estimate last year.

We’ll vet out whether that’s an accurate assessment as we get into the crop. So while we find the initial estimate informative we get quite focused on the final inventory report that comes out in January and so we’ll take a measured approach until we get certainty around the crop receipts in the back half of the year.

But the crop is going to be the second largest crop in history. The early estimates were that it’s going to be even larger than last year and the objective estimate came in a little bit shorter.

So we think it’s probably prudent to get some receipts and base our assessments on the crop as we’re receiving it.

Tim Ramey: If you’ll allow me one quick follow-on. On the advertising for Kettle you’ve been relatively capacity constrained on that brand - so I’m just wondering about your thought process on going ahead now versus say in the second half when you might have more capacity to sell?

Steve Neil: Yes Tim, it’s Steve Neil. We did complete the 25% expansion of the Salem facility.

You always test what your theoretical capacity is going to be. And we’ve actually exceeded that theoretical capacity slightly on a couple of days which gives us really good comfort on our ability there.

And as we go into the new crop we’re no longer using potatoes out of storage. We’re using fresh new crop potatoes. The yields generally are little bit higher as well.

So we feel pretty good backing up the supply side of the initiative year. So we’re looking forward to the demand that’s being driven out of the advertising. So far so good and certainly look good to support that.

Michael Mendes: Also our consumer support campaign is a big part of that and is focused on building brand equity which is a long term investment and so hopefully when you see that work you will see that we’re making that investment not just for the period in which it’s aired but to build that equity which I think is going to really benefit us for the long term.

Tim Ramey: Absolutely. Okay, thanks so much.

Michael Mendes: Thanks Tim.

Operator: And will go next to Akshay Jagdale with Keybanc Capital Markets.

Akshay Jagdale: Thank you. Congratulations on another good quarter.

Michael Mendes: Thanks Akshay.

Akshay Jagdale: Michael - I know you didn’t provide fiscal ‘12 guidance for snacks but just can you at least help us with the growth rate?

Is there any reason to believe that you’re not expecting snacks to grow double digits in the back half? Can you help us understand what you’re expecting for snack sales growth in the back for your base business?

Michael Mendes: Yes I think that at this point in time we feel very good about our snack portfolio. And we don’t see anything that is directionally different from what we see today, but we obviously will have a larger snack portfolio. We’ll be looking to focus our energy and resources on the best long term focus area.

And once we have the Pringles portfolio into part of our total snack portfolio, we will make the assessment of the best deployment of resources, focus of energy, in context of our larger snack family.

But I would say on its face generally the snack portfolio is doing well and we’re very happy and healthy with its trajectory at this point in time.

Akshay Jagdale: Perfect. And just one follow-up on Pringles and how conversations with retailers are going regarding the transaction. I mean what is the kind of feedback you’re getting from the retail partners based on the transaction that was announced?

Michael Mendes: Obviously because of antitrust concerns we have to proceed with great caution about any gun jumping that we’d be perceiving to do and before the transaction closes.

But unsolicited the feedback we’ve received from our snack buyers who we know who also buy Pringles has been very positive and I think they’re excited to see what we can do with them as a snack food company to partner in the category. And I think that there’s a real opportunity for us to bring value.

So I think there’s a lot of receptivity. I think that our scale in the snacks set is clearly noted by our partners. And I think it’s going to be very enabling for us.

So the tonality is very good. We can’t really give the specifics at this point in time.

But I would say it’s as encouraging or more encouraging than we would have hoped based on what we’ve heard from our customers and their comments.

Akshay Jagdale: Okay. Just one last one for Steve; regarding your fiscal ‘12 EPS guidance, the increase can you help with the drivers of that?

There’s quite a few moving parts so just in terms of 5 cent increase on both ends, is that driven by tax rate, higher sales? Can you just help us with that Steve?

Steve Neil: I think it’s a combination Akshay. It’s not just one thing.

As we look at the guidance it’s both what our comfort with the sales level balanced a little bit with our investment behind the brand, so our investment in the advertising here in Kettle and certainly continuing the programs that have been put in place by the Pringles team today.

And then we also do benefit a bit from the lower tax rate. The unknown of course or the little bit of uncertainty is you have purchase accounting that gets involved. And those are estimates that we won’t be able to complete until the deal is done as well as the overall financing costs.

So there are a fair number of moving parts as you indicate. But the comfort on the business, investment behind the brand and the little bit of benefit of the tax rate gives us comfort on increasing that total year guidance.

Akshay Jagdale: Okay thanks. I’ll pass it along.

Operator: And we’ll go next to Mitch Pinheiro with Janney Montgomery Scott.

Mitch Pinheiro: Yes hey good afternoon. So I just wanted to ask you a couple of questions about the guidance for the first half, so if you assume Pringles closes in the first half of December you’ll have about a half a quarter of Pringles in the second quarter, is that correct? So it’d be at like five or six weeks?

Michael Mendes: Right, a week or two of December.

Mitch Pinheiro: And therefore and so when I’m looking your sales guidance 540 to 560 for the first half.

Steve Neil: Mitch, that’s standalone though.

Mitch Pinheiro: Okay I’m sorry.

Steve Neil: That does not include Pringles.

Mitch Pinheiro: Okay. So what about the $1.65, the $1.75?

Michael Mendes: That’s standalone as well.

Mitch Pinheiro: Okay.

Steve Neil: Since we can’t predict the timing we don’t control that. So it’s very similar to what we did last year. Because of the seasonality of the crop and when it ultimately comes in we wanted to give a first half perspective of Diamond standalone.

Mitch Pinheiro: All right.

Steve Neil: Clearly if we close in December there will be however many weeks of Pringles on top of the Diamond standalone numbers.

Mitch Pinheiro: Okay. So and for the full year the reason that you have 40 - I forget your share count that you used 42 million or...

Steve Neil: Right.

Mitch Pinheiro: To get that, that’s obvious - it looks like you need to assume higher share count in the second quarter?

Steve Neil: That’s correct. Yes if you look at the quarterly shares and I’m going to be close here — I don’t have them in front of me — but we’re about 22.9 million shares in the fourth quarter and we’ll be issuing 29.1 million shares somewhere in the first half of December. And so that’s kind of where you get into that range that we had in the guidance for the whole year.

Mitch Pinheiro: Okay and...

Steve Neil: They have a little bit of share options in those things too but those are small compared to those two events.

Mitch Pinheiro: Okay. And in terms of advertising if you - let me make sure I understand this, the standalone Kettle let’s say for the second half, is it going to be up or down do you anticipate next year?

Steve Neil: We would expect it to be up overall. Again we’ll be up 20% to 25% here on a standalone business in the first half. But we would expect to continue to invest behind the brands.

We did have the launch of Breakfast on the Go in the second half of this year. So that did have some impact on advertising.

But all in we’re going to invest behind the brands for the long term returns. So we would expect full year advertising for the Diamond business to be up.

Mitch Pinheiro: Okay and just one last question what should we expect to see relative to, as soon as you get your hands on Pringles, what should we expect to see right out of the gate?

Michael Mendes: We’re going to take the business and try to keep it running well. I think that’s one of the keys. I think you can’t underestimate the challenge of keeping things that are going well to continue to go well and that’s been a big part of our efforts in this integration process.

One of the underlying important elements is the people and bringing in the right people given the organization and we’re in the process of identifying and bringing over key leaders from the Pringles business unit into the Diamond Foods organization and so I think for those leaders who are going to be joining us they’re going to have a responsibility beyond just Pringles.

For example in the North America and the UK customer facing segments, our first focus is going to be onboarding everyone and helping them get well skilled to sell the full basket of products.

So I think that integration on the people front and making sure that we can get the right individuals in the right proximity with the business, understanding how they can leverage their skills across the full portfolio is going to be real important for us.

And then we’re going to be looking very closely at the capital and the capital needs on the business and the growth trajectory and to make sure that we’ve got the right manufacturing assets mapped up against the right growth opportunities in that business, by geography.

And then we’re going to be spending a lot of time looking at the consumer facing activities and make sure that we are providing the right kind of resources to really fuel the brand in any way we can to capitalize on opportunities.

So we have already been doing a lot of work in trying to understand the learnings of the consumers applied to the brand and we’re going to do a lot of in-depth work on that front. So we’ll be spending a lot of time in that area.

And we do feel quite confident that we’ll bring the strong team in with us from Pringles that’s going to help accelerate that process.

Mitch Pinheiro: Okay, thank you very much.

Steve Neil: Thanks Mitch.

Operator: And we’ll take our next question from Thilo Wrede from Jefferies.

Thilo Wrede: Good afternoon. I had one question on your margin guidance of 11-1/2% to 12%. I’m a little bit surprised that you don’t get any margin expansion next year given the Pringles is a higher margin business. What am I missing there?

Steve Neil: I think the overall growth trajectory of the combined businesses, I mean it’s a mix of the two businesses, but really what our expectations is in the first year you have transition services agreements that will be included in the cost there.

You also have the overall purchase accounting adjustments. And again, we’re estimating those but as depreciation and amortization comes in there, so certainly they’ll be some initial costs that we would hope would go away. And then you’re going to have some different P&L geographies as well as we’re managing the overall business and the costs as we focus on each one of the business.

I won’t say it’s tremendously more complex but there are more variables. And certainly as we’re in this integration time period developing new information systems, et cetera I don’t think we’re going to realize immediately all the scale efficiencies.

We’re going to make sure that we run the business right and then realize the synergies and the benefits of scale.

It’s really all about stabilizing the business in the first six months to a year to make sure we’re all on firm footing, so that’s where our estimates are and obviously then we have to go execute to those.

Thilo Wrede: That’s helpful. And what’s your expectation for your net debt level at the end of next year or fiscal ‘12 I mean?

Steve Neil: Well we haven’t given guidance on that. I’ll do it more on a leverage ratio. We expect 18 months out so July 2013 to have a leverage ratio around three times, maybe a little bit below. That’s our overall projection.

Again we’re still subject to a collar mechanism here on the amount of debt that we will assume and so we won’t really know until the fourth calendar quarter for another couple months or so.

So really our estimate would be more on that leverage and really focusing on the cash flow from operations to get that down.

With that said, as Michael noted, just like we did in Kettle, we want to make sure we have adequate capacity to drive the business, so obviously it’s a balance but that’s kind of how we would look at the overall debt structure.

Thilo Wrede: Okay great. Thank you.

Operator: And we’ll go next to Ed Aaron with RBC Capital Markets.

Asher Cronk: Good afternoon everybody. It’s Asher Cronk sitting in for Ed.

Steve Neil: Hey Asher.

Asher Cronk: Congratulations - how are you doing?

Steve Neil: All right.

Asher Cronk: Congratulations on the good quarter. I wanted to ask about the price increases that you took in the latter half of the quarter. I’m curious to know if you saw a change in consumption patterns, in the second half of the quarter and into the current quarter as those price increases took effect and whether that change was within your expectations?

Michael Mendes: Yes, it’s a little bit early to say either that there was a concern or to say that you don’t have a concern.

I would say that generally, in some cases we’re using a weight-out which is how the price increases take effect and has a little different relation with the customer in terms of the retail price in comparison to “there is a little less volume in the pack”.

I would say that we are fortunate in that across our portfolio we tend to have more premium snack brands and more differentiated products which makes us a little less subject to elasticity than maybe the more baseline products in our snack set.

So we feel good on that front. We’re going to work hard to deliver great quality in differentiated products. And I think that might help provide us some protection from that concern.

I think the important thing to remember for us though is that as a growth snacks company a lot of our projections include gaining new distribution into channels we’re serving, gaining distribution in channels that we currently don’t have and launching of new products.

And all of those elements aren’t really affected by that issue as much as the baseline business. So we’ll give you more color on that next quarter. But appreciate the question on that.

Asher Cronk: Okay, thanks. And then as a follow-up what sort of contribution are you guys looking for from new products in FY ‘12?

And as a related follow-on what are expectations on slotting relative to FY ‘11 and at least from how you sit today and how you’d expect that to flow?

Steve Neil: I’ll take the slotting question Asher, Steve Neil here. We did have pretty heavy slotting in the second half of the year. And you’ll probably even recall at the end of the first quarter we actually had negative sales on Breakfast on the Go due to how you have to account for the slotting up front, so certainly had slotting there.

As Andrew indicated we - were adding two new Breakfast on the Go items now and we’ll have an oatmeal sub line coming at the beginning of the year.

So as you do it depends on the channel of course, but as you do introduce new products we think we’ll continue to have a pretty heavy investment in slotting. And we’re good with that.

Obviously we’ve got to make it turn on the shelf. But it should be another reasonably healthy year for that just because of the percentage of new products.

Andrew Burke: Yes Asher, it’s Andrew. As we think about the new products pipeline for this year versus last fiscal year I think we feel very good about our opportunities coming in front of us.

As our base business grows which it has certainly over these last few years, the percentage of volume coming from new products will decline a little bit.

But what’s nice is we’ve developed these platforms like the cocoa roasted almond item and that sweet roast platform that we then can add to or this Breakfast on the Go item. We’ve done that introduction and now we can add on top of that.

So we’re really in a nice place in terms of developments of both our base business as well as our new products business.

Asher Cronk: Great. Thanks for taking my questions.

Operator: And we’ll go next to Eric Katzman with Deutsche Bank.

Eric Katzman: Hi, good day. Hello everybody.

Michael Mendes: Hello Eric.

Eric Katzman: A couple of questions, at a conference recently PepsiCo described the environment as one that was approaching stagflation and to the extent that Pringles would be a very big brand, how are you getting data on how Pringles is performing in the market?

And how is that kind of factoring into what is a tougher consumer environment within that 1.85 to 1.95 billion full year 2012 sales guidance?

Andrew Burke: I think Eric, it’s Andrew. If you look back at the Pringles business particularly here in North America they have done some tremendous work over the last couple of years about moving over some key pricing thresholds that they had been set at for number of years.

That caused some short term pain. But I think what we’ve seen is that that business has been coming back very nicely.

So I feel that now as we now look in terms of the commodity environment going up now that they’ve broken those key thresholds that the business is in a really nice place right now in North America.

Michael Mendes: And I think that also in addition Pringles has distinguished itself as a place of incremental sale and it’s a product that does extremely well for retailers when it’s on display as an incremental purchase opportunity.

So given that a significant portion of the sales velocity is driven off of promotion and that off shelf display activity we’re hoping that we can continue to build off of that.

And perhaps and we don’t see a lot of downside risk to our guidance which is why we’re giving it in context of the data that you’re speaking to.

Eric Katzman: Okay and then if I could just move on to the margin question that I think was asked earlier. I mean it seemed like not that the fiscal fourth quarter is representative of obviously what you’re going to have with Pringles in the mix but the margin was a little bit lower than I expected.

My guess is because that’s the non-snack business and the mix shift. But there really hasn’t been much comment today on the inflationary environment and when we all know that when inflation is raging percentage margins in our businesses tend to go down, so is there anything that you found out with the potato crop or walnuts or what have you that’s going to influence the fiscal ‘12 percentage margin being a bit lower than I would’ve thought?

Michael Mendes: Yes I think you’ve hit on it Eric. There is, if you were to look at it versus one quarter ago we are seeing more commodity pressure than we were facing a quarter ago and I think that our more premium branded business, that’s quite easy to pass through. But we are going to probably see some margin contraction in our non-retail business and probably in some of our value channels. So that does color our guidance.

But that being said, I think that our ability to grow and to gain new distribution and to penetrate channels we currently don’t serve really gives us the opportunity to overcome that gravity in the environment.

So being a growth company we’re a bit fortuitous in this kind of environment because we’re not just depending on a set distribution weighing against the gravity of the macro environment.

We’re a business that has a lot of room to grow with a lot of white space. You look at for example our new combined business, convenience stores is an area that we are underpenetrated in our traditional Diamond Foods snack portfolio.

We have about 27% distribution with Kettle albeit that’s not a real deep penetration and we have less than 10% distribution in C-store with Emerald. Whereas Pringles has distribution in over 90% of C-stores in the US. I’m going to speak to the US.

And if we can put our combined business together and leverage that strength in C-store that Pringles brings us, to bring some of these other snack items, we’re going to have a few paths to offset some of the environmental headwinds that perhaps others don’t.

Eric Katzman: Okay and then just a last question. Steve on the tax rate. I guess with this UK ruling and/or UK development and then the mix of business that’s why you are comfortable in lowering the tax rate guidance, but it’s a pretty wide range. I mean that’s equal to the low end to the high-end of your guidance.

I’m not trying to pin you down given that you haven’t even closed on Pringles and obviously operating basis is going to be meaningful.

But, how do we think about such a wide range on the tax rate? And, again that if my math is right that’s roughly the difference between the low end to the high end of your earnings guidance for now?

Steve Neil: Yes good observation. And the reason we’ve done that is two things are going to really affect our tax provision in early days here.

One is where the income is generated and whatever the statutory rate is in those particular countries. And the second is the tax planning initiatives that we put together.

It takes time to put the tax planning initiatives together. So we did give ourselves a pretty wide berth.

And that’s just because where that income resides we don’t have as much visibility as we will once we own Pringles.

With that said, we feel pretty comfortable I would say with the midpoint. My tax guys would say that they’re trying to target towards the lower end, but again because there’s so many variables there I think the other offset that I think is more important to the guidance as I indicated earlier was the spending on advertising and frankly doing the purchase accounting.

So I think that’s where you have to put all those factors together. And we’ve looked at all of those.

So again you’re going to have to bear with us a little bit because a lot of data point uncertainty until we get the operations and the tax planning and how the product’s moving around the world. So sorry about that but that’s just what we felt the right guidance was - that big of a range.

Eric Katzman: Okay. I’ll pass it on. Thank you.

Operator: And we’ll take our next question from Bryan Spillane with Bank of America.

Bryan Spillane: Hi.

Michael Mendes: Hey Bryan.

Bryan Spillane: Hi Michael, a couple questions. First, in terms of just the EBITDA guidance, I guess if I’m calculating it right the D&A that you’re using for 2012 is in the neighborhood of about $80 million, is that right?

Steve Neil: Yes you’re close. I mean, again we have a range there and it’s also a range on income.

I think the best guidance that I would say is to take a look at the pro forma numbers as such we have. But it’s significantly greater certainly than what we have right now.

Bryan Spillane: Okay and I guess that was what I was trying to drive at. Just you’ve done more of the accounting and valuation work and what the write-up will be on amortization and it doesn’t seem like that’s what you were expecting earlier, it doesn’t seem like much has changed in that calculation at this point, is that right?

Steve Neil: That’s correct. And the challenge again is until we close and do the evaluation we don’t know. And we don’t want to overly emphasize purchase accounting. But whatever it is, it’s not going to affect EBITDA right?

Bryan Spillane: Right.

Steve Neil: Because it’s the D and the A. So that’s why we kind of really focus there. But yes the models haven’t changed too much since our initial guidance.

Bryan Spillane: Okay. And then in terms of the expectations. You had given earlier some expectations around cost savings and the flow of cost savings and is that any different now with the guidance that you’ve given for 2012 versus where it was before or is that still the same as it was?

Steve Neil: Yes if you remember the guidance that we gave was $25 million in synergies. And what that represented was in the way that Pringles is accounted for it gets allocated a portion of what I will call corporate overhead that we will not replicate here.

What we have done is as we’re starting to gather more and more information on the operations is we’ve actually identified specific activities to those numbers and are looking at what’s in the go forward business. And we think that’s a very good estimate.

To the extent that we have scale and we can do better than that. That’ll give us a great opportunity to invest behind the brand which is exactly what we did at Kettle.

So no real change or surprises at all in what we’ve learned here in the past three months or so.

Bryan Spillane: Okay and then the guidance that you’re giving for fiscal ‘12 is it currency neutral? Is there any? Because especially for the full year once assuming Pringles is in, its’ currency becomes more of a factor. So is it currency neutral or are you making some expectation for what currency will do?

Steve Neil: Yes again our focus on currency is frankly quite simple. We try to find natural hedges so we try to source from where we sell.

And to the extent that there is cross-border or cross currency transactions that we control then we’ll hedge those to minimize that risk.

That said, we don’t think currency at least in our estimate is a meaningful factor. And so we will continue to talk about constant currency sales.

But, for example, if you look at the fourth quarter we had 1% of the growth was currency and for the year it was nil.

We don’t think it’s going to be too much, but we don’t control the currency market. And we do very much control certain flows of goods and natural hedges within countries. And that’s where our focus would be.

Bryan Spillane: Okay that’s helpful. And then just one last one, Michael early on after you had first announced the Pringles transaction you fielded a lot of questions about the potential for revenue synergies, not so much early on but as you moved into year two and year three.

And now that you’ve had a little bit more time to take a look at Pringles and get to understand a little better, can you talk a little bit about what your thinking is, not so much in terms of a revenue synergy number so much but just kind of where the opportunities may or may not be?

Michael Mendes: Yes, I think when you look at the synergies between the business globally, I do think that our Kettle and Pringles business combined have some natural combined benefits particularly in go to market in regions where our competitors may sell a flat chip and a stacked chip.

In a number of our terminal markets we refer to a traditional chip as a flat chip and where we maybe disadvantaged in only selling a stack chip expanding our portfolios to have the similar offering as our competition could be a natural benefit of bringing the customer what they already want.

So I think that as we look out globally we will try to understand what that means and operationally how we match up against that opportunity.

I don’t think that is going to be a day one deliverable in terms of sales in a meaningful way because I think we need to probably be in market, in our international markets, producing the Kettle product in order to manifest that benefit.

But I would say strategically that would be the one I would be watching for on that combination.

I think that the natural opportunity would be in North America and northern Europe, specifically the UK where the two portfolios are coming together and we’re getting combined benefit.

I will tell you that in North America as we are working to be ready day one with a unified sales force to sell the entire portfolio we’re being required to and benefiting from having a larger sales organization which is allowing us to get much more focus on the retailers that we serve putting in some very strong talented sales leadership to get quite focused on our customers and the geography that they serve.

I think that ability to focus on our customer and for us to match the go to market team with a strong marketing group, having very focused support programs tailored for our customers, is going to generate some instant benefit for our collective portfolio.

And I think that’s where the low-hanging fruit lies. So putting a lot of energy and effort there. And I think that after the business closes we’re going to be carefully reviewing the new product pipeline of the Pringles business.

And then we’re going to be looking at evaluating those opportunities versus our balance of our snack portfolio and then make some decisions at that time.

But I think that we’ve been very focused on people issues at this stage of the game and we’re just really excited about the people that are going to be joining us for the Pringles organization.

I mean the talent level, the energy, the enthusiasm I think it’s going to be a very, very strong collaboration with the Pringles team and our Diamond Team and I think that we’re going to bring a lot of new thinking within our own four walls because we’re going to have some great cross-fertilization.

So that’s going to be an area that is going to present itself some opportunities, and we’re going to work hard to really draw out our Leadership Team as a collective to try to understand where the opportunities are.

This is the food business and, you win one store a time, one consumer at a time, a lot of those great insights are much closer to the point of execution at the sales level than in the corner office.

So we’re going to be focusing on talking to our Leadership Team globally and trying to identify those opportunities.

So things are looking promising, very pleased with the quality of the brand, quality of the assets. I think we’re also going to have to make sure that we have the manufacturing capabilities.

I mentioned this earlier. It’s very important to make sure that we understand we have the right manufacturing assets in the right geographies to take advantage of growth opportunities down the road and that’s going to be a big focus for us out the gate.

Bryan Spillane: All right thank you, Michael.

Operator: And we’ll take our next question from Ken Zaslow with BMO Capital Markets.

Ken Zaslow: Good afternoon everybody.

Steve Neil: Hey Ken.

Michael Mendes: Hello Ken.

Ken Zaslow: I just want to, in the context of knowing that the fourth quarter seems like taxes contributed about 5 cents to 6 cents relative to at least our estimate and then for the first quarter, it looks like if you just do a year over year comparison — we don’t have our numbers exactly — but it seems like another 4 cents or so. So I guess what I’m trying to get is, does the first quarter operating performance actually represent what you consider the company’s internal growth rate?

Steve Neil: It’s a great question. I think the challenge in the first quarter is the timing of the crop. So that’s certainly from a revenue perspective that’s why we guided to the first half to really take that out of the equation.

I think the other thing when you’re looking year to year for example the advertising is going to be up 20% to 25% and focused on the national campaign for Kettle, so I don’t really think any one quarter is indicative of a trend but there’s a couple of key variables there and certainly the taxes on a standalone basis, is a trend. We are in at 31.3% for the year and on the standalone basis at 30%. So that piece of it is, yes. But again, the advertising spend is going to fall a little bit differently quarter to quarter next year. And then it really just depends on the timing of the crop when you look quarter to quarter as opposed to the half.

Ken Zaslow: Okay. In terms of the advertising, I know you’re building advertising, the 20% to 25% seems like a very big build. Is there another step up in the legacy, including Kettle, business of what you need to increase your advertising spending at a certain rate to get to a level that you would expect to be the appropriate level?

Steve Neil: I’m going to answer that numerically. I can let Michael or Andrew jump in. If you recall last year the second quarter was a low advertising spend for us. So that’s part of the 20% to 25% that’s in there and again, it came off a year before when we did production costs and media for Pop Secret. So the numbers can be episodic depending on when you had the production costs and when you run the media.

As far as from a macro perspective, as our sales grow, and as our distribution grows we’re going to invest behind the brand. So I do think that’s indicative of growth.

I don’t know if any other feedback...

Andrew Burke: Yes, Ken, it’s Andrew. In terms of the Kettle business, you have a business that has not been on the air in a national way with a mainstream snack consumer in its history and it has generated a wonderful equity with a very small subset of consumers. And so as we look to kickoff spreading that message to a broader snack demographic, I think we’re going to get started up in the fall like we said.

And as Michael said, it’s going to be a long term process. And so we will see the reaction to that and we will make sure that we do all the things that we do in terms of in-store to grow that business, commensurate with our level of investment in advertising.

Ken Zaslow: Okay and then how do you think about advertising again for the legacy business, is there a advertising per sales dollar that you look for?

Are you looking to the average across the package food industry? How do you think about it and how should we be thinking about it because it seems like that may be a core reason that we need to kind of make sure that our models are adjusted appropriately for that if there is another significant change in advertising beyond this year?

Michael Mendes: Yes I think one thing that’s important to remember in our portfolio in our advertising aggregate versus some of our competitors is, we have a lot of high growth businesses or businesses that we hope will be delivering higher than category growth rate in our portfolios as a percentage of our portfolio.

And usually to gain distribution we have found it’s quite effective to use some scaled media events such as television which is a very effective way to drive distribution and awareness but perhaps doesn’t have the cost efficiency per consumer that some other forms of media have when you have a more fully distributed more mature business.

So I would think that versus our CPG competitors we will be spending more as a percentage of sales. We’ll try to give you a little more color on that in our next call Ken, I appreciate that question.

But I think that over time you will see us getting quite focused on the core demographic that we’re serving in our advertising and makes having a higher percentage of more cost efficient mediums outside of national television building out our consumer support strategy.

But today television is a significant part of our mix and it’s probably going to continue to be in the near term as we’re driving a lot of distribution.

So, I think that’s something to keep in mind when you look at our spend versus our portfolio compared to maybe some other CPG companies.

Ken Zaslow: Great. I appreciate it. Thanks.

Operator: And we’ll go next to Alton Stump with Longbow Research.

Phil Terpolilli: Yes good afternoon this is actually Phil Terpolilli calling in for Alton. A lot of our questions have been answered but just a quick one on pricing.

You mentioned earlier you’ve taken pricing across a good portion of your portfolio. Do you feel essentially you’re where you want to be now in terms of pricing or is there a chance for any additional selective pricing to flow through in the next quarter or two? Thanks.

Michael Mendes: Yes we actually are taking a little bit of pricing in the nut segment currently. That’s something we’re in the process of doing.

So there’s that element. And then we’re going to monitor the environment. I would say that generally commodity costs affecting our nut business and our corn products business are in the higher end of the historical spectrum.

So I probably would not expect a lot more pricing pressure there. And I think, on the potato chip environment, we have seen very high price pressure on the oil front.

And so I think that’s the component parts that are behind that. But it’s an interesting thing there’s some non-food related issues that can have a real impact on some of our products.

Take for example the ethanol issue, years ago ethanol was not a significant demand for corn in the US. Today I think something north of 40% of all corn produced is being used for ethanol.

There has been a consumer backlash recently as consumers and consumer advocates have raised concerned about corn being used for fuel instead of food and I think that that’s reverberating back to Washington. And I think when that converts into subsidies perhaps being reduced or eliminated for ethanol if that were to happen that could have quite a meaningful shift in the supply demand scenario which would impact oil.

But I’d say today baked in the pricing on the oil front is corn in its current usage pattern. So those are some of the sort of non-food related issues to keep an eye on that could impact us that are outside of normal demand and supply issues in the food industry. So hopefully that’s a little bit helpful on the color there.

Phil Terpolilli: Okay perfect, thank you.

Operator: And we’ll go next to Andrew Lazar with Barclays Capital.

Andrew Lazar: Good afternoon.

Michael Mendes: Hello Andrew.

Steve Neil: Hello Andrew.

Andrew Lazar: I think this is built-in obviously to your full year guidance. But your initial take on the Pringles specific accretion for fiscal ‘12 was 12 cents to 15 cents, is that right?

Michael Mendes: Yes.

Andrew Lazar: And is that essentially still how you thinking about it. I think it was like $25 million of cost saves in addition to the financial part of that or is there, I guess looking for an update on your thinking around that?

Michael Mendes: That’s about right.

Andrew Lazar: Okay. A follow-on to that, I think you’ve got this from some other questions.

With the guidance range for your standalone business in the first half of the year and then looking at what your full year combined guidance is, it’s obviously a frontloaded fiscal first half of the year from an EPS perspective you’re going to get back to some of the things you covered earlier around purchase accounting and things of that nature or what accounts for that disparity I guess?

Because one would think you have most of the accretion flowing through in the back half of the fiscal year once you own Pringles?

Steve Neil: Yes it’s a normal mix of ours is a heavier earnings pattern in the first half, a little bit less in the second half.

You go back three or four years ago it used to be much more dramatic than that. But it’s really tied around the seasonality of our in shell and culinary business which is much bigger in the holiday period.

Also what you have clearly seen from us this year is in the back half of the year you have the impact of purchase accounting and the new debt load that we’re taking on.

But generally just because of the holidays on the culinary and the nonretail side, it tends to be a little more earnings oriented in the first half than the second half.

Pringles should balance that out a little bit. I actually believe their numbers in their second half is a little bit stronger than their first half if I remember correctly.

If you look in North America, its’ season is the summer, in Europe it’s more in the winter. So that should smooth out a little bit but obviously we only pick them up here in the second half of the year.

Michael Mendes: Yes I think that first half obviously is on our current share count and then the full year has the fully diluted share count for the period in which we own the asset. So I think that that might explain it.

Steve Neil: Right.

Andrew Lazar: Great. Yes thank you. And then the last thing would be maybe for Andrew is given the success that you are showing right, and all the data that you’ve had in sort of the new distribution points that you get for a lot of your items, the snack items and such when you go and try and expand your items into some of these mass merchant channels where right now it’s white space, to the extent that any of these either sort of delay that distribution or maybe even say right now, we don’t need any more, I’m curious, but if you do what basis are those mass merchandisers using to kind of turn you down right now? Because there’s the obvious data that you see where you’ve gotten in ACV has been very good?

Andrew Burke: Yes and I would say that with each customer that we go to — and we take some of the great growth stories that we have — sometimes it’s a little bit of an evolving process.

It’s a relationship where we go in and we start having discussions and then we move to a successful place. And we’ve been able to do that on several of our snack brands.

And because that information is so good we’ve been able to do the things like we’ve seen in terms of our Pop Secret business and in terms of our Emerald business into the mass merchant channel.

It’s taken us longer than we like. But now we’ve actually seen the fruits of that come out here. And so it’s just a process, like anything else. And then over time you get to prove yourself and you’ll eventually get there.

Michael Mendes: Clearly we don’t see it as a zero-sum game. We try not to have our retailers think okay here’s the Diamond Foods segment at the shelf.

We try to break it up into the component parts and we want it to have as much as each component part as we can.

So our thought process is it has to be economically attractive. Once we combine with Pringles — something that we were hoping to achieve on a distribution bases — if we don’t think is economically attractive as something new on the Pringles side that would be a different decision.

But assuming that we still find it equally economically attractive, I don’t see this as distracting. And, we’re really building. I think that’s the one of the best things about this is. We’re taking advantage of this opportunity. And people ask us a question about our synergies and are there any opportunities to take more synergies?

I think we could take more cost out if we didn’t want to grow the business. But we want to grow the business. And so we are putting together a very strong team and we will have a stronger sales team per sales dollar in North America the day we close the deal than I think is against these two businesses separately right now.

So that should help us. And we’re going to be highly focused. And clearly the charge from my corner is going to be that we want to win on all brand fronts.

So we’re going to look and I think it’s part of all this challenge when you integrate the business, is do you lose focus on the things that were part of your focus before? And we’re looking to stay keen on that as we did with when we acquired Kettle.

Andrew Lazar: Great thank you.

Operator: And we will go next to Akshay Jagdale with KeyBanc Capital Markets.

Akshay Jagdale: Hey thank you for taking the follow-up. Michael just looking at your guidance what are the moving parts in there?

I mean the way I see it you have the commodity side which is a negative, the pricing that you’ve taken, the volume I’m assuming you’re modeling somewhat of a negative apart from the organic growth you have in the white space, but can you help us understand what’s going to make the number look better than what you have or even worse?

What are the catalysts? Like what are the main variables in your guidance? And if you can just point out what could end up being more negative or could end up being positive that’d be helpful?

And to me it seems like gross margins are going to be down in the first half by about 40 basis points on your base business. Then the back half, I don’t know — including Pringles — how to look at it.

But are you expecting margins to improve as the year goes along and you’re recovering it? It’s still unclear to me what exactly the moving parts are. And if you can just help us in terms of how that compares to your guidance that would be very helpful?

Michael Mendes: Yes. I’m going to speak to this and then I’ll have Steve Neil give a little bit more color. So I think that in aggregate we are going to see some margin compression year to year on our nonretail business and that’s primarily around commodity costs and just the competitive environment in that segment.

I think that our mix is going to be more weighted towards mass, drug and club versus probably a year ago which is probably not going to affect us on the operating margin, but will probably affect us on the gross margin a bit. So I don’t that’s anything bad. It’s just a little different channel the way it works on gross operating margin.

As far as just some of the puts and takes here and then maybe I’ll have Steve give you a little more color, I think the commodity cost issue could be a positive or a negative. I think that we could have some upside or downside there.

I think our ability to pass on pricing, we feel very confident on that. But there is a bit of a lag affect.

And I think whether you’re seeing a bit of that in our margin structure in the first half. In fact we are seeing some commodity pressure, we are taking pricing, but sometimes there is a lag.

So our price increase did lag our commodity cost a bit and which we will see in the first half which impacts the margins.

I think that advertising is an area that we are going to spend more in advertising, and we will not back into our advertising strategy.

We will really evaluate this for the long term. And we are going to put together the right program to build the business and so that could result in a way to be more cost efficient and a better way to do it.

We are going to increase our advertising spend dramatically. How much will depend on the opportunity and the execution that we have. So that’s going to be a variable. And I think that punts towards the business related issues.

I think probably some upside could be our ability to continue to gain distribution perhaps in the mass channel in the snack area, specifically in snack nuts.

I’ll let Steve give more.

Steve Neil: Yes I’ll give just a little bit of detail. But I think one of the things that as you get to know us is that we really focus internally and we keep talking about operational efficiencies because we believe it and we actually drive it.

As you get more scale, for example the big projects we had last year as we got more scale in our 100 calorie pack and Breakfast on the Go was to automate that process. So you’re unit costs are less.

Well we’re doing the same thing in not only in Emerald or in nuts but also in chips.

As you double the size of the Beloit facility, our management staff will be the same. So you’re going to get some unit cost savings there. We started to realize those in Salem.

That gives you a little bit of opportunity to offset the lag as Michael talked about when there’s commodity and ingredient costs that come at you before you do pricing.

So, I would say internally that’s certainly a focus of ours. We’re always looking to drive out the unit costs. So I think that’s important.

There are some costs of course that are variable. We have selling costs and the like that we need to manage.

I do think Michael is right on, is the mix in channels can impact gross margin, not likely to impact operating margin so that’s really where you ought to focus there.

In summary I think we get leverage and scale in plant. And I think we get leverage and scale off of OpEx so we should see opportunities in both and clearly if we don’t have the volume increases in that type of stuff then you can be impacted negatively as well.

Akshay Jagdale: And that’s helpful. I’ll pass it on.

Operator: And there are no further questions in the queue Ms. Segre we’ll turn the conference back over to you.

Linda Segre: Thank you, Dana. Thank you for joining us. This will conclude our call.

Operator: That concludes today’s conference call. You may now disconnect.

END

Note regarding forward-looking statements

This communication contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including with respect to the timing of closing the Pringles transaction. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. Actual results could differ materially from projections made in this release. An extensive list of factors that could materially affect our results can be found in Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.

Additional Information

In connection with the proposed transaction between Diamond and The Procter & Gamble Company (“P&G”), Diamond has filed a registration statement on Form S-4 with the SEC, but this registration statement has not become effective. This registration statement includes a proxy statement of Diamond that also constitutes a prospectus of Diamond, and will be sent to the stockholders of Diamond after it has been finalized. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Diamond, Pringles and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7444, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Diamond. However, P&G, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of

Diamond Foods, Inc. may be found in its 2011 Annual Report on Form 10-K filed with the SEC on September 15, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Stockholders filed with the SEC on November 26, 2010. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2011 Annual Report on Form 10-K filed with the SEC on August 10, 2011, and its proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on August 26, 2011.